February 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	NexPoint Credit Strategies Fund	File No. 811-21869
	NexPoint Capital, Inc.	File No. 814-01074
	Highland Funds I	File No. 811-21866
	Highland Funds II	File No. 811-07142
	NexPoint Real Estate Strategies Fund	File No. 811-23129

Ladies and Gentlemen:

On behalf of NexPoint Credit Strategies Fund, NexPoint Capital, Inc., NexPoint Real Estate Strategies Fund, Highland Funds I and Highland Funds II (collectively, the “Funds”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1.	a copy of Rider No. 9 and Rider No. 10 to the Funds’ fidelity bond, bond number 04704116B in the amount of $4,850,000 renewing coverage for the period September 15, 2016 through September 15, 2017 (the “Fidelity Bond”). The Fidelity Bond was filed with the U.S. Securities and Exchange Commission on October 28, 2016 (Accession No.: 0001193125-16-751202);

2.	an Officer’s Certificate certifying the resolutions adopted by the Board of Trustees and the Board of Directors (as the case may be) (the “Board”) of the Funds on February 3, 2017, which a majority of the Board members who are not “interested persons” of the Funds, as defined by Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Fidelity Bond, including the addition of Highland Capital Management Fund Advisors, L.P. and NexPoint Advisors, L.P., and the portion of the premium to be paid by the Funds; and

3.	a copy of the Amended Agreement Among Insureds with respect to the Fidelity Bond, entered into on February 3, 2017 among the Funds and all other named insureds under the Fidelity Bond, pursuant to paragraph (f) of Rule 17g-1.

The premium for the Fidelity Bond for the period September 15, 2016 through September 15, 2017 has been paid for the policy year. If the Funds had not been named as co-insureds under the Fidelity Bond, the Funds would have maintained a single insured fidelity bond in the amount of $900,000 for NexPoint Credit Strategies Fund, $450,000 for NexPoint Capital, Inc., $1,700,000 for Highland Funds I, $1,500,000 for Highland Funds II and $175,000 for NexPoint Real Estate Strategies Fund, as required under paragraph (d) of Rule 17g-1.

Please contact me at (617) 662-7193 if you have any questions.

Sincerely,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood

Enclosures

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Highland Funds I		04704116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 15, 2016	September 15, 2016 to September 15, 2017	/S/ Joseph Costello

In consideration of the premium charged for this Bond, it is understood and agreed that Rider No. 1 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 9, effective as of 12:01 a.m. on September 15, 2016, Standard Time at the Principal Address.

It is further understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Highland Capital Management Fund Advisors, L.P.

NexPoint Advisors, L.P.

NexPoint Capital, Inc.

NexPoint Credit Strategies Fund

NexPoint Real Estate Strategies Fund

Highland Funds I, a series fund consisting of:

•	Highland Floating Rate Opportunities Fund

•	Highland Long/Short Equity Fund

•	Highland Long/Short Healthcare Fund

•	Highland/iBoxx Senior Loan ETF

•	Highland Opportunistic Credit Fund

•	Highland Merger Arbitrage Fund

Highland Funds II, a series fund consisting of:

•	Highland Premier Growth Equity Fund

•	Highland Small-Cap Equity Fund

•	Highland Global Allocation Fund

•	Highland Total Return Fund

•	Highland Fixed Income Fund

•	Highland Tax-Exempt Fund

•	Highland Energy MLP Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER

Highland Funds I		04704116B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 15, 2016	September 15, 2016 to September 15, 2017	/S/ Joseph Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund (“Non-Fund”) or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with (1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares, or (2) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

HIGHLAND FUNDS

OFFICER’S CERTIFICATE

The undersigned, being the duly elected Treasurer of NexPoint Capital, Inc. (“the BDC”), NexPoint Credit Strategies Fund (“NHF”), NexPoint Real Estate Strategies Fund (“NRESF”), Highland Funds I (“HFI”) and Highland Funds II (“HFII”) (collectively, the BDC, NHF, NRESF, HFI and HFII the “Funds”), hereby certifies that the following votes, in substantially the form below, were adopted by the Board of Trustees and Board of Directors, as the case may be (collectively, the “Board”) of the Funds (all Trustees/Directors voting) and separately by a majority of the Board members who are not “interested persons”, as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”) of the Funds (the “Independent Board Members”) on February 3, 2017, and that such votes remain in full force and effect as of the date hereof:

WHEREAS, on September 9, 2016, the full Board of Trustees or the Board of Directors (as the case may be) of each of HFI, HFII, NHF, the BDC and NRESF (each series of HFI and HFII and each of NHF, the BDC and NRESF a “Fund” and, collectively, the “Funds”) approved the type, form and coverage of the fidelity bond (the “Fidelity Bond”) issued by ICI Mutual Insurance Company (“ICI Mutual”), and the portion of the premium to be paid by each Fund, for the period commencing September 15, 2016 to September 15, 2017, with a limit of liability of $4,850,000 and an aggregate premium of $22,456, effective September 15, 2016; and

WHEREAS, the full Board, and by a separate vote of a majority of the Independent Board Members, previously authorized and directed the officers of the Funds to take such actions as may be necessary or appropriate in connection with the Fidelity Bond; and

WHEREAS, the officers of the Funds have procured an amended fidelity bond (the “Amended Bond”) that, in addition to including coverage for the Funds, now includes Highland Capital Management Fund Advisors, L.P. (“HCMFA”) and NexPoint Advisors, L.P. (“NexPoint”) as insured parties under the Amended Bond with the same limit of liability of $4,850,000.

NOW, THEREFORE, BE IT:

RESOLVED, that the form, terms and provisions of the Amended Bond issued by ICI Mutual, for the period commencing September 15, 2016 to September 15, 2017 with a limit of liability of $4,850,000 effective September 15, 2016, as discussed with the Board and the participation by HCMFA, NexPoint, the BDC, NHF, HFI, HFII and NRESF (collectively, the “Insured Parties”) in the Amended Bond, be, and it hereby is, ratified; and further

RESOLVED, that the amount of the Amended Bond with respect to the Insured Parties, as discussed with the Board, is hereby determined to be reasonable, giving due consideration to the value of the aggregate assets of the Insured Parties to which covered persons may be given access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in each Fund’s portfolio, the number of other insured parties, the amount of coverage which the Funds named as an insured would have been required to provide and maintain individually, the total amount of coverage and the aggregate premiums under the Amended Bond, and the allocation of such premiums among the Insured Parties by the Board, and by a separate vote of a majority of the Independent Board Members; and further

RESOLVED, that after having given due consideration to all relevant factors, including but not limited to (i) the number of other parties named as insureds, (ii) the nature of the business activities of such other parties, (iii) the amount of the Amended Bond, (iv) the ratable allocation of the premium among the Insured Parties, and (v) the extent to which the share of the premium allocated to the Insured Parties is less than the premium each such party would have had to pay if it had provided and maintained a single insured bond, the Board, including all the Independent Board Members, hereby ratifies and approves the allocation of the premium to be paid by each Fund for the Amended Bond in accordance with the provisions of the Amended Agreement Among Insureds; and further

RESOLVED, that the type, form and coverage of the Amended Agreement Among Insureds as discussed with the Board, be, and it hereby is, ratified; and further

RESOLVED, that, after taking into consideration all relevant factors including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Amended Bond, and the amount of the premium for the Amended Bond, the ratable allocation of the premium among all parties named as insureds, as set forth in the Amended Agreement Among Insureds, be, and it is hereby is, ratified; and further

RESOLVED, that, pursuant to Rule 17g-1(h) under the 1940 Act, the Secretaries of the Funds are hereby designated as the officer who is authorized and directed to make or cause the filings with the U.S. Securities and Exchange Commission and to give the notices required by Rule 17g-1(g) under the 1940 Act.

IN WITNESS WHEREOF, I have hereunto set my hand this 3rd day of February, 2017.

/s/ Frank Waterhouse
Frank Waterhouse Treasurer

AMENDED AGREEMENT AMONG INSUREDS

with respect to the

JOINT INSURED FIDELITY BOND

ICI Mutual Insurance Company, File No. 04704116B (the “Fidelity Bond”)

AGREEMENT, made as of February 3, 2017 among the undersigned registered management investment companies and their investment advisers (each an “Insured” and together, the “Insureds”) pursuant to paragraph (f) of Rule 17g-1 promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”) relating to the Fidelity Bond.

Each of the Insureds hereby agrees that in the event recovery is received under the Fidelity Bond as a result of a loss sustained by one or more of the Insureds that is a registered management investment company, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount that it would have received had it provided and maintained a single insured bond with minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated under the 1940 Act (the “Rule”).

Fund	Minimum Amount of Bond Required by Rule 17g-1
NexPoint Credit Strategies Fund	$900,000
NexPoint Capital, Inc.	$450,000
Highland Funds I	$1,700,000
Highland Funds II	$1,500,000
NexPoint Real Estate Strategies Fund	$175,000
Total:	$4,725,000

The Fidelity Bond coverage is in the amount of $4,850,000, which represents adequate coverage as required under the Rule.

The premium, in the amount of $22,456 is allocated as set forth below:

Insureds	Allocation of Premium
NexPoint Credit Strategies Fund	11.01%
NexPoint Capital, Inc.	1.28%
Highland Funds I	53.79%
Highland Funds II	33.82%
NexPoint Real Estate Strategies Fund	0.1%
Highland Capital Management Fund Advisors, L.P.	0.0%
NexPoint Advisors, L.P.	0.0%
Total:	100%

NexPoint Credit Strategies Fund NexPoint Capital, Inc. Highland Funds I Highland Funds II NexPoint Real Estate Strategies Fund		Highland Capital Management Fund Advisors, L.P. By: Strand Advisors XVI, Inc., its general partner NexPoint Advisors, L.P. By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ Frank Waterhouse	By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse	Name:	Frank Waterhouse
Title:	Treasurer	Title:	Treasurer